Exhibit 99.1

Noah Holdings Limited Provides Updates on Payment of Final Dividend

SHANGHAI, June 28, 2023 /PRNewswire/ — Noah Holdings Limited (the “Company” or “Noah”) (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, today announced that it will distribute a final dividend of HK$6.0 per ordinary share (for registered holders of the ordinary shares in Hong Kong) (tax inclusive) in Hong Kong dollars or US$0.76 per ordinary share (tax inclusive) in U.S. dollars in respect of the year ended December 31, 2022, calculated based on the final dividend of RMB5.5 per ordinary share (tax inclusive) with reference to the effective noon buying rate for June 23, 2023 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board and the number of ordinary shares of 31,945,575 entitled to dividend distribution as of the close of business on June 27, 2023 (the “Final Dividend”).

For the distribution of the Final Dividend to ADS holders, the final amount of approximately US$0.38 per ADS (subject to applicable tax and depositary fees) is payable in U.S. dollars to the Company’s ADS holders through the depositary bank subject to the foreign exchange rate adjustment on the date of settlement in accordance with the terms of the deposit agreement.

The Final Dividend is expected to be distributed on or around July 14, 2023 to eligible holders of the ordinary shares, and on or around July 21, 2023 to eligible ADS holders. Holders of the ordinary shares and holders of ADSs should seek professional advice from their own tax advisors regarding the possible tax implications of the payment of the Final Dividend.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. In the first quarter of 2023, Noah distributed RMB16.8 billion (US$2.4 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB157.6 billion (US$22.9 billion) as of March 31, 2023.

Noah’s wealth management business primarily distributes private equity, public securities and insurance products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,327 relationship managers across 68 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong (China), Taiwan (China), New York, Silicon Valley and Singapore. The Company’s wealth management business had 440,664 registered clients as of March 31, 2023. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in Renminbi and other currencies. Noah also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Melo Xi

Tel: +86-21-8035-8292

ir@noahgroup.com